						Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	26-Week Period Ending	Fiscal Year
(dollars in thousands)	Dec. 29, 2012	June 30, 2012	July 2, 2011	July 3, 2010 (2)	June 27, 2009	June 28, 2008

Earnings before income taxes	$802,553	$1,784,002	$1,827,454	$1,849,589	$1,770,834	$1,791,338
Add: Fixed charges	76,724	154,965	151,990	155,644	140,772	142,175
Subtract: Capitalized interest	2,741	20,816	13,887	9,997	3,531	6,805
Total	$876,536	$1,918,151	$1,965,557	$1,995,236	$1,908,075	$1,926,708

Fixed Charges:
Interest expense	$63,110	$113,396	$118,267	$125,477	$116,322	$111,541
Capitalized interest	2,741	20,816	13,887	9,997	3,531	6,805
Rent expense interest factor	10,873	20,753	19,836	20,170	20,919	23,829
Total	$76,724	$154,965	$151,990	$155,644	$140,772	$142,175

Ratio of earnings to fixed charges (1)	11.4	12.4	12.9	12.8	13.6	13.6

(1) For the purpose of calculating this ratio, “earnings” consist of earnings before income taxes and fixed charges (exclusive of interest capitalized).  “Fixed charges” consist of interest expense, capitalized interest and the estimated interest portion of rents.

(2) The fiscal year ended July 3, 2010 was a 53-week year.